UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Reebok International Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758110100

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758110100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phyllis Fireman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
Mrs. Fireman is the wife of Paul B. Fireman, who beneficially owns shares of Reebok common stock and who files separately on Schedule 13G. Mrs. Fireman disclaims the existence of any group.

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,004,526

	6.	Shared Voting Power 975,000

	7.	Sole Dispositive Power 4,004,526

	8.	Shared Dispositive Power 2,017,476 (975,000 of which are held in a charitable trust of which Mr. and Mrs. Fireman are joint trustees)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,022,002 (Includes 975,000 shares held in a charitable trust of which Mr. and Mrs. Fireman are joint trustees)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
The aggregate amount excludes 4,985,674 shares over which Mr. Fireman has sole voting and dispositive authority, as well as 963,632 shares over which Mr. Fireman has dispositive authority only.

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Reebok International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 1895 J.W. Foster Blvd, Canton, MA 02021

Item 2.
	(a)	Name of Person Filing Phyllis Fireman
	(b)	Address of Principal Business Office or, if none, Residence 1895 J.W. Foster Blvd, Canton, MA 02021
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 758110100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 6,022,002
(b) Percent of class: 10.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,004,526
(ii) Shared power to vote or to direct the vote 975,000
(iii) Sole power to dispose or to direct the disposition of 4,004,526
(iv) Shared power to dispose or to direct the disposition of 2,017,476

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Phyllis Fireman
Signature
Phyllis Fireman
Name/Title